May 13, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn: Claudia Rios
Daniel Morris
Office of Energy & Transportation

Re: Smart Sand, Inc.
Registration Statement on Form S-3
Filed January 7, 2024
File No. 333-276549

Dear Messrs. Rios and Morris:

Set forth below is the response of Smart Sand, Inc., a Delaware corporation (the “Company,” “we” or “our”), to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 2, 2024 with respect to the Company’s Registration Statement on Form S-3, File No. 333-276549, filed with the Commission on January 17, 2024 (the “Form S-3”). The Company has filed, via EDGAR, this correspondence and Amendment No. 1 to the Registration Statement on Form S-3. For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Registration Statement on Form S-3
General

1.    We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2022. Please be advised that we will not be in a position to declare this registration statement effective until you have resolved all comments on your Exchange Act reports.

Response: We respectfully advise the Staff that we have received the Staff’s letter dated February 23, 2024, which informed the Company that the Staff has completed its review of our Form 10-K for the fiscal year ended December 31, 2022.

* * * * *

Please direct any questions or comments regarding the foregoing to our counsel at Latham & Watkins LLP, Ryan Lynch, at (713) 546-7404.

Very truly yours,

Smart Sand, Inc.

/s/ Lee E. Beckelman
Lee E. Beckelman
Chief Financial Officer

CC: Ryan J. Maierson, Latham & Watkins LLP
Ryan J. Lynch, Latham & Watkins LLP